FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 10, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  Proposed Disposal dated  10 October 2003


10 OCTOBER 2003

British Energy plc ("British Energy")

Proposed Disposal of Interest in AmerGen to Exelon

The Board of British Energy (the "Board") announces that, following the decision by Exelon Generation Company, LLC ("Exelon") to exercise its right of first refusal announced on 3 October 2003, British Energy and Exelon have today entered into an agreement to dispose of British Energy's entire 50 per cent. interest in AmerGen Energy Company, LLC ("AmerGen") for approximately US$277m. The terms of the acquisition will be the same as those agreed with FPL Energy, LLC ("FPL Energy") and announced by British Energy on 11 September 2003. Exelon, a wholly owned subsidiary of Exelon Corporation (NYSE: EXC), owns the remaining 50 per cent. interest in AmerGen. As a result of entering into this agreement, British Energy will terminate its agreement with FPL Energy and, upon completion of the disposal, pay break fees of up to US$8.295m to FPL Energy.

Closing of the proposed transaction with Exelon is subject to approvals from The Secretary of State for Trade and Industry (the "DTI"), the Nuclear Regulatory Commission, the Federal Energy Regulatory Commission (the "FERC") and the Federal Communications Commission and requires clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the New Jersey Industrial Site Recovery Act. In addition, the parties will not be obliged to complete the transaction if a material adverse effect (as defined in the agreement) or certain other specified adverse effects occur prior to closing. Completion of the transaction is also subject to approval of the disposal of British Energy's interest in AmerGen by the shareholders of British Energy, where required.

The Board expects that it will require approximately six months to obtain the necessary regulatory approvals for a disposal of its interest in AmerGen to Exelon.

If the sale to Exelon is completed, British Energy expects to receive cash consideration of approximately US$277m, subject to adjustments relating to working capital levels, unspent nuclear fuel, capital expenditures and low-level waste disposal costs at the time of closing, and prior to paying break fees to FPL Energy. The proceeds of the transaction are expected in the first instance to be used to repay the sums made available to British Energy under the DTI credit facility entered into on 26 September 2002 and subsequently extended (the "Facility") (if any) and the remainder will be retained to build cash reserves for working capital and collateral purposes.

AmerGen is engaged in the ownership and operation of nuclear power generation plants in the United States of America. As at 31 March 2003, British Energy had recorded its 50 per cent. interest in AmerGen in its accounts, where it is classified as an "Interest in joint venture", at a net asset value of GBP71m. AmerGen's loss before tax (post-exceptionals) in the year ended 31 March 2003 was GBP5m. Taking account of parent company funding and working capital in AmerGen's US holding company that is being disposed of as part of the transaction, the total net asset value of assets as at 31 March 2003 subject to the transaction was GBP67m with an attributable loss before tax (post-exceptionals) for the year ended 31 March 2003 of GBP7m.

The sale of British Energy's interest in AmerGen is a key element of the proposed restructuring of British Energy and its subsidiaries (the "Group"). The terms and conditions of the proposed restructuring were contained in an announcement made by British Energy on 1 October 2003.

The Board believes that such a restructuring of the Group offers the best available opportunity to achieve the long term financial viability of the Group. However, the proposed restructuring is subject to a significant number of conditions which are explained in the announcement made by British Energy on 1 October 2004.

If the transaction is not completed or if the broader restructuring proposals with creditors and the DTI cannot be implemented because the required approvals for the restructuring are not forthcoming or if the assumptions underlying the restructuring proposals are not fulfilled or the conditions to the Facility or restructuring are not satisfied or waived within the timescales envisaged, British Energy may be unable to meet its financial obligations as they fall due and consequently may have to take appropriate insolvency proceedings. If insolvency proceedings are commenced, the distributions to unsecured creditors may represent only a small fraction of their unsecured liabilities and there is highly unlikely to be any return to shareholders. Even if the restructuring is completed, based on the terms of the proposed restructuring agreed with creditors and the DTI and announced on 1 October 2003, the return for existing shareholders will represent only a very small percentage of the equity of the restructured group and their existing positions will be very significantly diluted.


Notes to Editors:

AmerGen is an "Exempt Wholesale Generator" under the Public Utility Holding Company Act of 1935, a "public utility" under the Federal Power Act and has a market-based rate wholesale power sales tariff on file with the FERC.

AmerGen was established on 18 August 1997 by PECO Energy Company ("PECO") and British Energy to acquire and operate nuclear-powered generating plants and other associated assets in the United States. PECO's interests in AmerGen were transferred to Exelon in connection with its merger with Unicom Corporation in 2000.

AmerGen owns three nuclear power generation plants in the United States:

- Clinton Power Station, a 1,017 Net Average Megawatts Electrical ("MWe") Boiling Water Reactor, purchased from Illinois Power Company on 15 December 1999

- Three Mile Island Nuclear Station Unit 1, an 837 MWe Pressurized Water Reactor, purchased from FirstEnergy Corp. ("FirstEnergy", which includes FirstEnergy Corp., its predecessors and subsidiaries, including GPU, Inc.) on 20 December 1999

- Oyster Creek Nuclear Generating Station, a 627 MWe Boiling Water Reactor, purchased from FirstEnergy on 8 August 2000

Exelon Corporation is the utility holding company for Commonwealth Edison Company ("ComEd") and PECO Energy Company ("PECO"), which are electric utilities. Exelon, through its subsidiaries, operates in three business segments: energy delivery, which consists of the retail electricity distribution and transmission businesses of ComEd in northern Illinois and PECO in southeastern Pennsylvania and the natural gas distribution business of PECO in the Pennsylvania counties surrounding the city of Philadelphia; generation, which consists of electric generating facilities, energy marketing operations and equity interests in Sithe Energies, Inc. and AmerGen; and enterprises, which consists of competitive retail energy sales, energy and infrastructure services, communications and other investments weighted towards the communications, energy services and retail services industries.


Contacts:

Paul Heward
+44 1355 262 201  (British Energy, Investor Relations)

Andrew Dowler
+44 20 7831 3113  (Financial Dynamics, Media)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 10, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations